July 22, 2005

Mr. Bruce Haber
Chief Executive Officer
Emergent Group Inc.
932 Grand Central Avenue
Glendale, CA 91201

      Re: **Emergent Group Inc.**
              Form 10-KSB for the Fiscal Year Ended December 31, 2004
              File No. 0-21475

Dear Mr. Haber:

      We have reviewed your filings and have the following comments. We have limited our review only to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanations. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Consolidated Statements of Operations, page F-3

1. We note your presentation of basic and diluted earnings per share. Please explain your basis for excluding from diluted weighted-average shares outstanding the 203,993 shares underlying your stock options that are exercisable and in-the-money at December 31, 2004.

Notes to Financial Statements, page F-7

Note 4 – Equity Investment in Limited Liability Companies, page F-11

2. We note your disclosure related to your consolidation of two limited liability companies in which you hold 15% and 3% interest. We further note that you provide operating and administrative services to the LLCs. Please tell us on what basis you have concluded that PRI Medical is the primary beneficiary. Also, please provide us with information that supports your conclusion. Examples of information that may support your conclusion could include the agreement among the investors in the LLCs designating PRI Medical as the entity to absorb the majority of the entities' loss and/or receive the majority of the benefits or calculations demonstrating that PRI Medical bears the majority of the entities' credit risk. We may have further comments based on your response.

Note 5 – Property and Equipment, page F-11

3. Please confirm that the "accessories and eyewear" component of property and equipment are items that you rent to customers as opposed to items that you sell to customers.

Note 8 – Accrued Expenses, page F-13

4. Please tell us what the main components of the "other" category are.

Note 10 – Shareholders' Equity, page F-14

Stock Option Plans, page F-16

5. It appears that your calculation of the weighted average exercise price of your outstanding options at December 31, 2003 and 2004 may be incorrect. For example, it is unclear to us how granting options during 2003 with a weighted-average exercise price of $0.40 and canceling options with a weighted-average exercise price of $5.66 could increase the weighted-average exercise price of outstanding options from $0.02 at January 1, 2003 to $0.50 at December 31, 2003. Please provide us with your calculations that support your roll-forward of the weighted average exercise price.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief